SEC File Number
001-39688

CUSIP Number
51818V106
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For the Period Ended: June 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________

PART I — REGISTRANT INFORMATION

Latch, Inc.
Full Name of Registrant

___________________
Former Name if Applicable

508 West 26th Street, Suite 6G
Address of Principal Executive Office (Street and Number)

New York, NY 10001
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Latch, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 (the “Second Quarter 2023 Report”) without unreasonable effort or expense within the prescribed time period. As first disclosed on August 10, 2022, external counsel, operating at the direction of the Audit Committee of the Board of Directors (the “Audit Committee”) of the Company, was conducting an investigation (the “Investigation”) of current and prior period matters that included certain aspects of the Company’s current and historical key performance indicators and revenue recognition practices, including the accounting treatment, financial reporting and internal controls related thereto.

As previously disclosed, based on the findings of the Investigation, the Audit Committee, after discussion with management, determined that the Company’s consolidated financial statements for 2019, 2020, 2021 and the first quarter of 2022 (all such interim and annual periods, the “Affected Periods”) should no longer be relied upon as a result of internal control deficiencies and errors relating to the manner in which the Company recognized revenue. Accordingly, the Audit Committee, in consultation with the Company’s management, determined that the Company’s consolidated financial statements for the Affected Periods will be restated. Any previously issued or filed reports, registration statements, proxy statements, prospectuses, press releases, earnings releases, investor presentations or other communications including, describing or incorporating by reference the Company’s consolidated financial statements and other related financial information covering the Affected Periods should no longer be relied upon.

The Investigation is substantially complete. The Company’s management and Audit Committee have initiated a remediation process to address the errors and issues identified by the Investigation, including personnel actions, changes to internal controls and enhancements to accounting resources and training. The Company’s interim chief executive and chief financial officers are leading the Company’s efforts to apply the findings of the Investigation to the remediation and restatement processes.

The results of the restatement will be subject to audit by the Company’s independent registered public accounting firm.

As the Company has not yet filed its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2022, September 30, 2022 and March 31, 2023 or its Annual Report on Form 10-K for the year ended December 31, 2022 (together with the Second Quarter 2023 Report, the “Delinquent Reports”), and because the restatement process remains ongoing, the Company is unable to file the Second Quarter 2023 Report at this time. The Company continues to work diligently towards completing the restatement and filing the Delinquent Reports as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marc Landy	917	338-3915
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended June 30, 2022
Quarterly Report on Form 10-Q for the quarter ended September 30, 2022
Annual Report on Form 10-K for the year ended December 31, 2022
Quarterly Report on Form 10-Q for the quarter ended March 31, 2023

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the ongoing restatement process, the Company has not completed its financial statements for the quarters ended June 30, 2022 or June 30, 2023. Accordingly, the Company cannot at this time provide an estimate of changes in its results of operations for the quarter ended June 30, 2023, compared to its results of operations for the quarter ended June 30, 2022.
Latch, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2023	By:	/s/ Marc Landy
	Name:	Marc Landy
	Title:	Interim Chief Financial Officer